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                                                                  EXHIBIT 12 (a)
                          J. C. Penney Company, Inc.
                         and Consolidated Subsidiaries

      Computation of Ratios of Available Income to Combined Fixed Charges
                   and Preferred Stock Dividend Requirement





                                                                                                                       53 Weeks
                                                                              52 Weeks Ended                            Ended
                                                       ----------------------------------------------------------------------------
($ Millions)                                             01/25/97       01/27/96        01/28/95       01/29/94        01/30/93
                                                       -------------  --------------  -------------  -------------  ---------------

Income from continuing operations                        $   853          $ 1,285        $ 1,646         $ 1,498          $ 1,192
(before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

      Operating leases                                       110              102             95              97               96
      Short term debt                                        102              129             92              43               43
      Long term debt                                         312              254            225             246              281
      Capital leases                                           6                6              7               9               10
      Other, net                                              14                1             (1)              0               16
                                                         -------          -------        -------         -------          -------
Total fixed charges                                          544              492            418             395              446

Preferred stock dividend, before taxes                        46               48             50              52               53

Combined fixed charges and preferred
                                                         -------          -------        -------         -------          -------
      stock dividend requirement                             590              540            468             447              499

Total available income                                   $ 1,443          $ 1,825        $ 2,114         $ 1,945          $ 1,691
                                                         =======          =======        =======         =======          =======

Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                                   2.4              3.4            4.5             4.3              3.4
                                                         =======          =======        =======         =======          =======
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The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.